FILE NO. 70-9541

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                 POST-EFFECTIVE AMENDMENT No. 2
                        (AMENDMENT NO. 7)
                           TO FORM U-1
                APPLICATION/DECLARATION UNDER THE
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Northeast Utilities                  The Connecticut Light and
Western Massachusetts Electric         Power Company
  Company                            107 Selden Street
One Federal Street                   Berlin, CT 06037
Building 111-4
Springfield, MA 01105                Public Service Company of
                                     New Hampshire
                                     Energy Park
                                     780 North Commercial Street
NU Enterprises, Inc.                 Manchester, New Hampshire
Northeast Generation Company            03101-1134
Northeast Generation Services
            Company
Select Energy, Inc                   Select Energy Services, Inc.
Select Energy New York, Inc.         Select Energy Contracting, Inc.
E. S. Boulos Company                 24 Prime Parkway
Yankee Energy Services Company       Natick, MA 01760
Yankee Energy Financial Services
  Company
Woods Electrical Contracting, Inc.   Reeds Ferry Supply Co., Inc.
107 Selden Street                    605 Front Street
Berlin, CT 06037                     Manchester, NH  03102

   (Names of companies filing this statement and addresses of principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                        Gregory B. Butler
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                        107 Selden Street
                        Berlin, CT 06037
             (Name and address of agent for service)
                         (860) 665-3181

The Commission is requested to mail signed copies of all orders, notices and communications to:

     Jeffrey C. Miller, Esq.         David R. McHale
     Assistant General Counsel       Vice President and Treasurer
     Northeast Utilities Service     Northeast Utilities Service
       Company                         Company
     107 Selden Street               107 Selden Street
     Berlin, CT 06037                Berlin, CT 06037
     (860) 665-3532                 (860) 665-5601

The Application/Declaration in this File, as heretofore amended, is hereby further amended and restated as follows:

                             ITEM 1

               DESCRIPTION OF PROPOSED TRANSACTION

Introduction

     1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("the Act"), The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO"), each an electric utility subsidiary of NU, North Atlantic Energy Corporation ("NAEC"), formerly a utility under the Act, NU Enterprises, Inc. ("NUEI"), a sub-holding company over certain of NU's non-utility subsidiaries, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), Select Energy, Inc. ("SE"), HEC Inc., now known as Select Energy Services, Inc. ("SESI"), Select Energy Portland Pipeline, Inc. ("SEPPI"), Reeds Ferry Supply Co., Inc. ("Reeds"), Select Energy Contracting, Inc. ("SECI") and HEC Energy Consulting Canada Inc. ("HEC Energy"), E.S Boulos Company ("Boulos") and Woods Electrical Contracting, Inc. ("Woods"), both wholly-owned subsidiaries of NGS, Yankee Energy Service Company ("YESCO") and Yankee Energy Financial Services Company ("Yankee Financial"), both competitive subsidiaries of Yankee Energy System, Inc. ("YES"), Select Energy New York, Inc. ("SENY"), a subsidiary of SE, each a direct or indirect non-utility subsidiary of NU (collectively, the "Applicants"), hereby file this Post-Effective Amendment No. 2 (Amendment No. 7) to the Application/declaration in this File. NU, CL&P, PSNH, WMECO, NAEC, NUEI, NGC, NGS, SE, SESI, SEPPI, Reeds, SECI and HEC Energy had submitted an application/declaration (the "Original Application") pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 26(c)(3), 42, 43, 44 and 46(a) thereunder with respect to (a) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by each of CL&P, PSNH, WMECO and NAEC, from certain restructuring proceeds, though, as a result of the issuance of Rate Reduction Bonds (as described herein) each of CL&P, WMECO and PSNH (collectively, the "Utilities"), and NU , on a consolidated basis, would fall below the Commission's common equity-to- total capitalization threshold of 30% (the "30% Threshold"), (b) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by NUEI, the payment of dividends, and/or the repurchase of stock out of capital or unearned surplus by each of NGC, NGS, SE, SESI, SEPPI, Reeds, SECI and HEC Energy, in each case from their respective parent company, (c) the payment of dividends and/or the repurchase of stock out of capital or unearned surplus by CL&P from certain restructuring proceeds in accordance with the provisions of CL&P's dividend covenant under its First Mortgage Indenture and Deed of Trust dated May 1, 1921 to the Bankers Trust Company as trustee all through December 31, 2004 (the "Initial Authorization Period"), and (d) the issuance of additional shares by NU to the extent necessary to fulfill its obligations under one or more forward stock purchase contracts through June 30, 2001.

     2. On March 7, 2000, the Commission issued an order authorizing the above transactions in HCAR 35-27147 (the "Prior Order"). This Post-effective amendment to the Application now (i) seeks a modification and extension through December 31, 2007 (''Authorization Period''), of the authorization for the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by NUEI, the payment of dividends to, and/or the repurchase of stock from their respective parent company, out of capital or unearned surplus by each of NGC, NGS, SE, SESI and SECI, subject to the limitations set forth herein;
(ii) seeks authorization for Boulos' and Woods , both wholly-owned subsidiaries of NGS, YESCO and Yankee Financial , both competitive subsidiaries of YES, SENY, a subsidiary of SE, and any other direct or indirect to-be-formed non-utility subsidiary of NU, to pay dividends to, and/or repurchase stock from their respective parent company out of capital or unearned surplus (NUEI, NGC, NGS, SE, SENY, SESI, Reeds, SECI, Boulos, Woods, YESCO, Yankee Financial and any direct or indirect non-utility subsidiary of NU collectively referred to as the "Competitive Subsidiaries")<FN1>, and (iii) seeks an extension through the Authorization Period of the authorization contained in the Prior Order for CL&P and PSNH to remain below the 30% Threshold, as a result of the impact of the Rate Reduction Bonds, but requests the Commission to reserve jurisdiction on such request beyond December 31, 2006. The Utilities are not seeking an extension of any other authorizations contained in the Prior Order.

     3. In the Prior Order, the Commission noted that restructuring legislation in each state in which the utility subsidiaries of NU were located allowed for the issuance of Rate Reduction Bonds by each Utility to finance a portion of the Utility's cost incurred in the sale of its regulatory assets and/or renegotiation of its obligations under purchase power contracts. Rate Reduction Bonds are securities issued by a subsidiary of the Utility and are non-recourse to the Utility or the NU system. As stated in the Original Application, because of the mandated divestiture of generating assets and issuance of Rate Reduction Bonds, the Utilities experienced a significant decrease in the amount of tangible assets that each owned and received a significant influx of cash.

     4. The Original Application noted that, as a result of increased debt from the issuance of the Rate Reduction Bonds, NU and the Utilities would fall below the Commission's benchmark of 30% common equity-to-total capitalization ratio ("Common Equity Ratio"). After giving effect to various restructuring transactions, including the then-contemplated issuance of the Rate Reduction Bonds, CL&P's pro forma Common Equity Ratio, as reported in Exhibit K filed with the Original Application was projected to be 19.1%, WMECO's pro forma Common Equity Ratio was projected to be 16.6%, PSNH's pro forma Common Equity Ratio was projected to be 14.2%, and NU's pro forma Common Equity Ratio was projected to be 29.1%. In the Original Application, the Applicants stated that they expected NU's Common Equity Ratio to be above 30% by December 31, 2001 but that the Utilities expect that their Common Equity Ratios would remain below 30% throughout the duration of the Initial Authorization Period and thereafter. The Commission, in the Prior Order, noted that after the end of the Initial Authorization Period, further Commission authority would be required if the Common Equity Ratios of any of the Utilities would be below 30%.

     5. The Original Application also stated that the ratings of the respective senior debt securities of CL&P, WMECO and PSNH would be unaffected or would be improved by the issuance of the Rate Reduction Bonds, as such bonds are not considered obligations of the Utilities by the ratings agencies. The Original Application stated that the senior debt ratings of CL&P, WMECO and PSNH issued by Standard & Poor's were each "BBB-" while the senior debt ratings of CL&P and WMECO issued by Moody's Investor Service, Inc. were each "Baa3" and that of PSNH was "Ba3". Since that time, the respective credit ratings of each of the Utilities has improved as follows (as of November 19, 2004):

                          Moody's     Standard and Poor's    Fitch
                        -----------   -------------------   --------

     CL&P
        Corporate            A3           BBB+                 N/R*
        Senior Secured       A2           A-                   A-
        Senior Unsecured     A3           BBB                  BBB+
        Preferred Stock      Baa2         BBB-                 BBB

     WMECO
         Corporate           A3           BBB+                 N/R
         Senior Unsecured    A3           BBB+                 BBB+

     PSNH
         Corporate           Baa1         BBB+                 N/R
          Senior Secured     A3           BBB+                 BBB+

     N/R - Not rated

     6. In the Original Application, CL&P, WMECO and PSNH stated that they anticipated that all such debt would be amortized by no later than twelve years after the respective date when each such company had issued the maximum principal amount of Rate Reduction Bonds which it intended to issue. Thus the companies' Common Equity Ratio would exceed 30% by no later than the end of such 12-year period. In the Original Application, the Applicants stated that, assuming full amortization of the Rate Reduction Bonds by the end of the twelfth year, the Common Equity Ratio of each Utility would reach 30% in the ninth year in the case of CL&P and in the tenth year in the case of WMECO and PSNH. CL&P and WMECO subsequently filed for further authorization to repay capital to NU due to the unexpectedly high prices received for their shares of the Millstone nuclear plant. See, generally, File No. 70-9839. In that filing, and knowing the amortization rates of their respective Rate Reduction Bonds, CL&P and WMECO estimated their Common Equity Ratios would exceed 30% by December 31, 2007 and December 31, 2002, respectively. (See HCAR 35-27529, May 16, 2002).

     7. On March 30, 2001, CL&P Funding LLC, a subsidiary of CL&P, issued approximately $1.4 billion of Rate Reduction Bonds. On May 17, 2001, WMECO Funding LLC, a subsidiary of WMECO, issued $155 million of Rate Reduction Bonds. On April 25, 2001, PSNH Funding LLC, a subsidiary of PSNH issued $525 million of Rate Reduction Bonds and on January 30, 2002, PSNH Funding LLC 2 issued $50 million of Rate Reduction Bonds. As a result of the amortization of Rate Reduction Bonds, NU had increased its Common Equity Ratio to above 30% by December 31, 2001, and WMECO had increased its Common Equity Ratio to above 30% by December 31, 2002. The Common Equity Ratios of Both CL&P and PSNH, however, remain below 30% when the impact of the Rate Reduction Bonds is included. As of June 30, 2004, NU's Common Equity Ratio was 34.8% and WMECO's Common Equity Ratio was 34.4%, while CL&P's Common Equity Ratio was 25.1% and PSNH's Common Equity Ratio was 29.5%. When the impact of Rate Reduction Bonds is not included in capitalization, CL&P's Common Equity Ratio is 39.2% and PSNH's Common Equity Ratio is 45.1%. Exhibit K.1, filed herewith shows the forecasted capitalization structure of NU, CL&P, WMECO and PSNH through December 31, 2007, on a quarterly basis, both including and excluding the effect of the Rate Reduction Bonds.

     8. As indicated in Exhibit K.1 filed herewith, PSNH is now slightly above 30% and CL&P is forecast to be slightly above 30% by December 31, 2005. Because there is inherent uncertainty in forecasts, CL&P and PSNH seek continued authorization through the Authorization Period for their respective Common Equity Ratios to remain below the 30% Threshold when the impact of Rate Reduction Bonds is considered. As noted above, the Rate Reduction Bonds are non-recourse to each of the utilities and to the NU system and thus, although they are included as debt of the companies, are not of the same character as other recourse debt and do not negatively impact the utilities' credit ratings, businesses or their ability to borrow funds in the external market. The Commission has, in various financing authorizations granted to other registered holding companies, agreed to disregard securitization debt, such as Rate Reduction Bonds, when calculating the 30% threshold. (See, e.g., Centerpoint Energy, Inc., HCAR 35-27850, May 28, 2004 (allows payment of dividends provided that Centerpoint remains above 30% consolidated equity capitalization "net of securitization debt"); American Electric Power Company, Inc., HCAR 35-27872, July 1, 2004 (AEP permitted to maintain a common equity ratio of 25% "for so long as securitization bonds are outstanding"); Exelon Corporation, HCAR 35-27830, April 1, 2004 (For purposes of 30% test "'Consolidated Capitalization' means Total Capitalization excluding securitization obligations."); Reliant Energy, Inc., HCAR 35-27548, July 5, 2002 ("The Commission has acknowledged the special nature of securitization debt in the calculation of capitalization in the context of determining compliance with its 30% standard. This approach is consistent with the rating agencies' analysis of the impact of securitization on a utility's capital structure.").

Payments of Dividends or a Stock Repurchase by Competitive
Subsidiaries

     9. NU and the Competitive Subsidiaries seek (a) a modification and extension, through the Authorization Period, of the authorization contained in the Prior Order for the payment of dividends to, and/or the repurchase of stock from, the respective parent company of each such Competitive Subsidiary, in each case out of capital or unearned surplus, subject to the new limitations set forth herein and (b) to extend that authorization to Boulos, Woods, SENY, YESCO and Yankee Financial subject to the limitations on the payment of dividends set forth below. Each of these companies are competitive companies within the NU system which provide services to non-affiliate customers and, in the case of Boulos and Woods, also provide services to affiliates, including utility affiliates, from time to time. In the case of Boulos and Woods, however, revenues derived from the provision of services to utility affiliates do not constitute a material part of such companies' revenues. Based on data reported on NU's
Forms U-9C-3 for 2003 and 2004, only approximately 5.5% ($1.8 million) of Boulos' total revenues for the nine months period ending September 30, 2004 ($32.8 million) were derived from services provided to their utility affiliates. Woods did not perform any services for utility affiliates during such period. Neither Woods nor Boulos provided services to utility affiliates in 2003. In addition, none of these companies provides electricity to affiliates. There may be situations in which one or more of the Competitive Subsidiaries will have unrestricted cash available for distribution in excess of current and retained earnings resulting from a disposition of assets, a restructuring or other accounting charge that eliminated retained earnings or its normal operations (excluding debt financing).
For example, YES merged into NU in 2000, as a result of the application of the purchase method of accounting to the merger, the then-current retained earnings of YES and its subsidiaries (including Yankee Financial and YESCO) were recharacterized as additional paid-in-capital. At that time, YES and its subsidiaries obtained an order from the Commission to pay dividends to and repurchase stock from their respective parents out of capital and unearned surplus (HCAR 35-27250, Oct. 13, 2000). That order expired on June 30, 2002. NU and the Competitive Subsidiaries now seek a continuation through the Authorization Period of the authorization for the payment of dividends to, and/or the repurchase of stock from, the respective parent company of each such Competitive Subsidiary, in each case out of capital or unearned surplus provided, however, that, without further approval of the Commission, no Competitive Subsidiary will declare or pay any dividend out of capital or unearned surplus if such Competitive Subsidiary derives any material part of its revenues from the sale of goods, services or electricity to an associate Utility (such company referred to as a "Non-exempt Subsidiary"). In addition, the Competitive
Subsidiaries will not declare or pay any dividend out of capital or unearned surplus unless such Competitive Subsidiary:

     (i) has received excess cash as a result of the sale of its assets;

     (ii)   has engaged in a restructuring or reorganization; and/or

     (iii)  is returning capital to an associate company.

NU requests that the Commission reserve jurisdiction over dividends out of capital or unearned surplus paid by any such Non-exempt Subsidiary. In light of the proportion of revenues which Boulos has derived from services provided to its utility affiliates in 2004, the Applicants request that the Commission reserve jurisdiction over such dividend payments and stock repurchases until further notice.

Statement Pursuant to Rule 54

     10. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or
(b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     11. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2004, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 53.0% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($846.3 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion would not have either of the adverse effects set forth in Rule 53(c). (HCAR 35-27868A, July 2, 2004, the "2004 Order"). NU continues to assert that its EWG investments will not adversely affect the System.

     12. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule
53(a) and (b), as demonstrated by the following determinations:

         (i)    NGC, NU's only EWG, maintains books and
records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

        (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

        (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's affected public utility subsidiaries;

        (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

        (v) NU's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

        (vi)  In the previous fiscal year, NU did not
report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

     13. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The 2004 Order concerning EWG investments was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization, consolidated net utility and consolidated total assets.

     14. The consolidated capitalization ratios of NU as of September 30, 2004, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                    As of September 30, 2004
                                      (thousands
                                      of dollars)       %

     Common shareholders' equity     $2,318,909       33.3%
     Preferred stock                    116,200        1.7
     Long-term and short-term debt    2,929,700       42.1
     Rate reduction bonds             1,591,944       22.9

          Total                      $6,956,753      100.0%

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of September 30, 2004 is as follows:

                                    As of September 30, 2004
                                      (thousands
                                      of dollars)       %

     Common shareholders' equity     $2,318,909       43.2%
     Preferred stock                    116,200        2.2
     Long-term and short-term debt    2,929,700       54.6

          Total                      $5,364,809      100.0%

     15. NU's current EWG investment, NGC (it has no FUCO investment), has been profitable for all quarterly periods ending June 30, 2000 through September 30, 2004 (NGC was acquired in March 2000). In addition, NGC has made a positive contribution to earnings by contributing $153.3 million in revenues in the 12-month period ending September 30, 2004 and net income of $40.8 million for the same period.

                             ITEM 2

                 FEES, COMMISSIONS, AND EXPENSES

     16. The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof are estimated to be not in excess of $25,000.

     17. None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.

                             ITEM 3

                 APPLICABLE STATUTORY PROVISIONS

     18. Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 26(c)(3), 42, 43, 44 and 46(a) thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

                             ITEM 4

                       REGULATORY APPROVAL

     19. No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal commission other than the Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.

                             ITEM 5

                            PROCEDURE

     20. The Company respectfully requests the Commission's approval, pursuant to this Post-effective amendment to the Application/Declaration, of the transaction as described herein, whether under the sections of the Act and rules thereunder enumerated in Item 3 or otherwise. The Company also requests the Commission's approval as may be necessary of any other aspect of the transactions described in this Post-effective amendment to the Application/Declaration under the appropriate provisions of the Act or rules thereunder.

     21. The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. The Company consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office opposes the transactions covered by this Post-effective Amendment to the Application. It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest practicable date but in any event not later than 40 days from filing date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order become effective forthwith upon issuance.

                             ITEM 6

                EXHIBITS AND FINANCIAL STATEMENTS

(a) Exhibits (Exhibits marked with (*) have been previously filed)

     (a)  Exhibits

          *A.       Pro Forma Capitalization Ratios Schedule
          *F.       Opinion of Counsel
          *G.       Financial Data Schedules
          *H.       Proposed Form of Notice
          *H.1      Revised Proposed Form of Notice
          *I.       Chart Depicting Utilities' Proceeds from
                    Restructuring Transactions and Uses Thereof
          *J.       CL&P Mortgage Indenture Dividend Covenant
          *K.       Projected Capital Structure of NU, CL&P, WMECO and
                    PSNH with Rate Reduction Bonds
           K.1      Projected Capital Structure of NU, CL&P, WMECO and
                    PSNH through December 31, 2007 with and without Rate Reduction Bonds.

                             ITEM 7

             INFORMATION AS TO ENVIRONMENTAL EFFECTS

          (a) The issuance of an order with respect to this Post-effective Amendment to the Application/Declaration is not a major federal action significantly affecting the quality of the human environment.

          (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.

                   [SIGNATURE PAGE TO FOLLOW]

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
WESTERN MASSACHUSETTS ELECTRIC COMPANY
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICES COMPANY
SELECT ENERGY, INC.
SELECT ENERGY NEW YORK, INC.
WOODS ELECTRICAL CONTRACTING, INC.
SELECT ENERGY SERVICES, INC.
E.S. BOULOS COMPANY, INC.
REEDS FERRY SUPPLY CO, INC.
SELECT ENERGY CONTRACTING, INC.
YANKEE ENERGY SERVICES COMPANY
YANKEE ENERGY FINANCIAL SERVICES COMPANY


By:     /s/  Randy A. Shoop
Name:   Randy A. Shoop
Title:  Assistant Treasurer - Finance
        Northeast Utilities Service Company as Agent for
        all of the above-named Applicants


Date:   December 27, 2004
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

     In the Original Application, NAEC was listed as a utility;
as a result of the sale of its utility assets, NAEC is no longer a utility for purposes of the Act. NAEC, along with SEPPI and HEC Energy, which are now inactive, do not seek an extension of the authorizations previously granted and are not applicants to this post-effective amendment to the application, as amended.

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